

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2014

Via E-mail
Andrew Gengos
Chief Executive Officer
ImmunoCellular Therapeutics, Ltd.
23622 Calabasas Road, Suite 300
Calabasas, California 91302

Re: **ImmunoCellular Therapeutics, Ltd.**
        Form 10-K for Fiscal Year Ended December 31, 2013
        Filed March 14, 2014
        File No. 001-35560

Dear Mr. Gengos:

We have reviewed your response letter filed September 23, 2014 and have the following comments. Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed March 14, 2014

Intellectual Property, page 8

1. We note your response and proposed disclosure in Exhibit B in response to our prior comment 2. Please expand your disclosure regarding your five patent applications for your dendritic cell-based vaccine and cancer stem cell vaccine product candidates to disclose the expected expiration dates if the U.S. and foreign patent applications are granted.

2. Please expand your disclosure regarding the two issued patents for ICT-121 to disclose the expiration dates of the patents. Also, please disclose the expected expiration dates of the corresponding international applications if the patent applications are granted.

You may contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan *for*

Jeffrey P. Riedler
Assistant Director